Gorilla Technology Group Inc.

7F, No.302, Ruey Kuang Road

Neihu, Taipei 114720, Taiwan, R.O.C.

June 27, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Kyle Wiley and Joshua Shainess

Re:	Gorilla Technology Group Inc.

Amendment No. 4 to Registration Statement on Form F-4 Filed June 13, 2022

File No. 333-262069

Dear Sir or Madam:

This amended and restated letter sets forth responses of Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company” or “Gorilla”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated June 23, 2022 (the “Comment Letter”), relating to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-262069) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 5”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information Contingent Value Rights, page 183

1.	We note the revisions made in response to our prior comment 10. Please clarify why no amounts attributable to the issuance of Contingent Value Rights ("CVRs") are being reported in the pro forma financial statements. Tell us and disclose how the CVRs will be accounted for upon their inception and subsequently measured. Please clarify how you "determined that the value will be inherently reflected within the quoted price of Global’s shares used in valuing the consideration given to Global’s shareholders" when the CVRs are not yet outstanding and are only being granted to Global's shareholders and PIPE investors. In addition, tell us how the CVRs issued to the PIPE investors are being accounted for in the pro forma financial statements. Please provide a comprehensive analysis that supports your accounting and presentation in the pro forma financial statements.

Response to Comment 1:

The CVRs issued to PIPE Investors and non-redeeming shareholders (the “CVR Holders”) grant such CVR Holders the right to receive up to 14 million ordinary shares that are subject to the earnout/CVR arrangement (the “Earnout Shares”) in the event the described earnout conditions in Amendment No. 5 starting on page 8 under “What are the contingent value rights” are not satisfied (the “Earnout Conditions”). In such circumstances, the Earnout Shares would be forfeited and re-issued to the Class A and Class B CVR Holders as described in the sections of Amendment No. 5 entitled “Description of Share Capital” and “Gorilla Articles — Contingent Value Rights.” The Earnout Shares are part of the 63,011,828 shares issued and outstanding at closing under “Gorilla Shareholders” in “Questions and Answers About The Business Combination and The Extraordinary General Meeting – Q: What equity stake will the current Gorilla shareholders and Global shareholders hold in the public company immediately after the consummation of the Business Combination?” on page 14 of Amendment No. 5 but will be held in escrow in a segregated escrow account.

Securities and Exchange Commission

June 27, 2022

As described in the Registration Statement, the total number of shares to be issued upon consummation of the Business Combination is fixed at an aggregate of 63,011,828 shares, which includes the 14 million Earnout Shares. The terms of the earnout/CVR arrangement will solely determine which of the Company’s shareholders will ultimately be entitled to the Earnout Shares. There is no issuance of new shares under the earnout/CVR arrangement and there is no circumstance where the Earnout Shares will not be issued. Under the CVR, 14 million existing shares will be set aside and, upon the meeting certain criteria, a portion of the 14 million shares will be transferred from one group of shareholders to another. As certain Earnout Conditions are satisfied, a portion of the Earnout Shares vest and will be disbursed from the escrow account to the Gorilla shareholders. In the event the Earnout Conditions are not satisfied, the Earnout Shares will be forfeited by the Gorilla shareholders and will be disbursed from the escrow account to Gorilla for cancellation, reissuance and delivery to the CVR Holders. In accordance with paragraph 22 of IAS 32, “Financial Instruments,” a contract that will be settled by the entity (receiving or) delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument. In this transaction, Gorilla is issuing a fixed number of shares in exchange for Global’s cash. In addition, the rights attached to the CVR’s, and on the shares to be issued to Gorilla’s shareholders, Global’s shareholders and the PIPE Investors are identical – all such shares have no redemption rights or any other features that could result in a variable number of shares. Accordingly, Gorilla concluded that the earnout/CVR arrangement should be accounted for as a component of equity.

The arrangement described above is functionally an agreement between the two groups of shareholders and will not reduce or increase total issued and outstanding ordinary shares of the combined company. Accordingly, the shares that are subject to the arrangement are reflected in the calculation of earnings-per-share in all scenarios (i.e., there is no impact of the calculation of earnings-per-share because the total number of shares is fixed and considered to be issued and outstanding as of the consummation of the Business Combination).

Finally, Global and Gorilla also considered the arrangement in connection with the derivation of listing charge to be recognized in accordance with the IFRS 2, “Share-based Payment,” and determined that the fair value of the Earnout Shares to be allocated to Global’s shareholders (or retained by the Gorilla shareholders) should be accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. Under IFRS 2, to account for the share based-based payment, the deemed shares issued by Gorilla (that is, the consideration for the acquisition of Global), are recognized at fair value and compared to the fair value of the net assets of Global. Any difference between the fair value of the shares deemed issued by Gorilla and the fair value of the net assets of Global represents a service received by Gorilla (i.e., a listing service). No portion of this listing service as a result of the share-based payment is considered to be a cost of raising capital.

While the value of the consideration given up theoretically comprises three components (value of a stand-alone share, value of the CVR to the public shareholders/PIPE Investors, and value of earnout to Gorilla), the fact that Gorilla is deriving the value of the consideration by reference to the more readily determinable public share price of Global renders any adjustment/consideration of the three separate components unnecessary (because the value of each is theoretically reflected in the public share price pre-consummation). More specifically, the Company concluded:

●	any incremental value that may accrue to the benefit of the public/PIPE Investors as a result of the CVR, assuming the terms are known to the market, would be reflected in the share price of Global prior to consummation (i.e. the Global share price would reflect, at any point in time preceding the split into two separate instruments, the value that any such shareholder will ultimately be entitled to as a result of its ownership stake in Global plus the value that any such shareholder will ultimately be entitled to as a result of its interest in the contractual CVR).

●	similarly, any value that may accrue to the benefit of the Gorilla shareholders (and, consequently, to the detriment of the Global shareholders) as a result of the earnout/CVR arrangement, assuming the terms are known to the market, would also be reflected in the share price of Global prior to consummation.

Securities and Exchange Commission

June 27, 2022

Accordingly, Gorilla determined that the publicly-quoted share price of Global would theoretically reflect the incremental fair value that the Price Protection and Earnout arrangements will generate for Global’s public shareholders and the PIPE Investors and would also theoretically reflect the reduction in value that may result to Global’s shareholders and the PIPE Investors for any value of the Earnout Shares that is retained by the Gorilla’s shareholders given the public investors would fully utilize the announced information to make their decision. As such, the Company concluded that no additional adjustment is warranted to the fair value of consideration issued in deriving the deemed cost of the listing services in Adjustment L of the pro forma financial statements.

Finally, the Company acknowledges that this approach is only appropriate (and necessary) in the context of a reverse acquisition where the value of the consideration given up is derived by observing the more readily determinable share price of the “target.” In a traditional acquisition (or a reverse acquisition where consideration given up was calculated directly through derivation of the fair value of Gorilla, the acquirer), the Company acknowledges that each of the three components of value would need to be separately considered and calculated.

General

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of Amendment No. 5.

Securities and Exchange Commission

June 27, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Robert S. Matlin at (212) 536-4066 and David A. Bartz at (615) 780-6743 of K&L Gates LLP.

Sincerely,

By:	/s/ Sih-Ping Koh
	Name:	Sih-Ping Koh
	Title:	Chief Executive Officer

Via E-mail:

cc:	Robert S. Matlin
David A. Bartz
K&L Gates LLP

Matthew A. Gray
Jessica Yuan
Ellenoff Grossman & Schole LLP